As filed with the Securities and Exchange Commission on September 25, 2015	Registration No. 333-199373

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

KDDI Corporation

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name in English)

Japan

(Jurisdiction of incorporation or organization of issuer)

ConvergEx Depositary, Inc.

(Exact name of depositary as specified in its charter)

1633 Broadway, 48th Floor

New York, New York 10019

(212) 468-7723

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

ConvergEx Depositary, Inc. — DEPOSITARY RECEIPTS DEPARTMENT

1633 Broadway, 48th Floor

New York, New York 10019

(212) 468-7723

(Name, address, including zip code, and telephone number, including area code of agent for service)

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.
☐ on [Date] at [time].

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed herewith as Prospectus

1. Name of Depositary and address of its principal executive office	Face of Receipt — Introductory Article

2. Title of Receipts and identity of deposited securities	Face of Receipt — Top center

Terms of Deposit:

(i) The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt — Upper right corner

(ii) The procedure for voting, if any, the deposited securities	Reverse of Receipt — Paragraphs 12, 14 and 17

(iii) The procedure for collecting and distributing dividends	Face of Receipt — Paragraphs 4 and 8 Reverse of Receipt — Paragraphs 13, 14 and 19

(iv) The procedure for transmitting notices, reports and proxy soliciting material	Reverse of Receipt — Paragraphs 11, 12 and 16

(v) The sale or exercise of rights	Reverse of Receipt — Paragraphs 13 and 14

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt — Paragraphs 4 and 8 Reverse of Receipt — Paragraphs 13, 14, 16 and 17

(vii) Amendment, extension or termination of the deposit arrangements	Reverse of Receipt — Paragraphs 18 and 19 (no provision for extension)

(viii) The rights that holders of Receipts have to inspect the transfer books of the Depositary and the list of Receipt holders	Face of Receipt — Paragraph 3

(ix) Any restrictions on the right to transfer or withdraw the underlying securities	Face of Receipt — Paragraphs 1, 2, 4, 5 and 6 Reverse of Receipt — Paragraphs 15, 16 and 17

(x) Any limitation on the Depositary's liability	Face of Receipt — Paragraphs 1, 2, 4, 6 and 8; Reverse of Receipt — Paragraphs 12, 13, 15, 16

and 17

3. Fees and charges that may be imposed directly or indirectly upon a holder of Receipts	Reverse of Receipt — Paragraph 20

Item 2. AVAILABLE INFORMATION	Reverse of Receipt — Paragraph 11

Based on the reasonable, good faith belief of the Depositary after exercising reasonable diligence, the registrant represents that, as of the date hereof, KDDI Corporation (the “Company”) publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. The address of the Company’s internet website, as of the date hereof, is http:// www.kddi.com/english/corporate/ir/.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a)      The agreement between ConvergEx Depositary, Inc., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder is contained in the form of American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. — Previously filed.

(b)      Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. — None.

(c)      Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)      Opinion of Thompson Hine LLP, counsel for the Depositary, as to the legality of the securities to be registered. — Previously filed.

(e)      Certification under Rule 466. — Filed herewith.

Item 4.   UNDERTAKINGS

(a)      The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)      The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of September, 2015.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of KDDI Corp

ConvergEx Depositary, Inc., as Depositary

By: /S/ Scott P. Brown

Name: Scott P. Brown
Title: Counsel

Index of Exhibits

Exhibit	Document

(e)	Rule 466 Undertaking